November 14, 2024

Yin Yan
Chief Executive Officer
Marwynn Holdings, Inc.
12 Chrysler Unit C
Irvine, CA 92618

       Re: Marwynn Holdings, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 4, 2024
           CIK No. 0002030522
Dear Yin Yan:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 22, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Dilution, page 38

1. Please revise your historical net tangible book value amount as of July 31, 2024, to exclude deferred offering costs.
Business
Our Products, page 66

2. We note your response to prior comment 2. You state the majority of customers purchase bulk boards without requesting assembly services and only occasionally do you offer assembly service. However, your disclosure on page 66 states, "We
 November 14, 2024
Page 2

       assemble these cabinets according to the client   s unique dimensions.
Assembly of the
       prefabricated boards is part of our employees    daily job duties..."
Please reconcile
       these statements.
Notes to the consolidated financial statements
Note 2 - Summary of Significant Accounting Policies
Inventory, page F-10

3. Please revise to state, if true, that no assembly labor and overhead has been allocated to inventory because amounts are not material.
       Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   John Yung